

March 28, 2012

Via E-Mail
Mr. Curt R. Hartman
Chief Financial Officer
Stryker Corporation
2825 Airview Boulevard
Kalamazoo, MI   49002

> **Re: Stryker Corporation**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 13, 2012**
> **File No. 0-09165**

Dear Mr. Hartman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

Results of Operations, page 10

1.   We note throughout your management's discussion and analysis that you attribute changes in your revenue to changes in product mix, volume and prices. You also attribute some changes to the impact of acquisitions. While you generally quantify the impact of changes in volume and the impact of foreign currency, the remaining changes are not quantified. As such, the explanations appear to be overly general and may not provide investors with a quantified analysis and sufficient insight into the reasons for changes in your results, as discussed in section III.B.4 of SEC Interpretive Release No. 33-8350. With a view towards providing a revised discussion in your future filings, please provide

us with a clear and quantified discussion of the underlying material factors that impacted your results of operations for the periods presented in this Form 10-K. Refer to Item 303(A)(3) of Regulation S-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 18

2.   We note your disclosure that you have provided your market risk disclosures in various places throughout your Form 10-K. Please provide us with additional information to show how you have complied with the provisions of Item 305 of Regulation S-K. Specifically, tell us each market risk exposure category you have identified and, for each market risk exposure category identified, tell us where you have provided the quantitative disclosures set forth in Item 305(a) of Regulation S-K.

3.   Further to the above, please revise future filings to provide clear and concise cross-references to the locations of the disclosures required by Item 305 of Regulation S-K. Refer to Item 6 in the General Instructions to Paragraphs 305(a) and 305(b) in Item 305 of Regulation S-K.

Note 7 – Contingencies and Commitments, page 31

4.   If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Note 13 – Segment and Geographic Data, page 38

5.   We note your disclosure of long-lived assets by geographic area includes goodwill and intangible assets. Please revise future filings to disclose tangible long-lived assets by geographic area, or otherwise explain how your current presentation complies with paragraph 280-10-55-23 of the FASB Accounting Standards Codification.

Item 9A. Controls and Procedures, page 40

-Management's Report on Internal Control over Financial Reporting, page 40

6.   We note your disclosure here that management has concluded that your disclosure controls and procedures are effective. However, we do not see where you have provided a conclusion regarding the effectiveness of your internal control over financial reporting. Please amend the filing to include a revised management's report on internal control over financial reporting that includes a conclusion regarding the effectiveness of your internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief